

February 4, 2021

Richard Chera
Chief Executive Officer
Crown PropTech Acquisitions
667 Madison Avenue
12th Floor
New York, NY 10065

> **Re: Crown PropTech Acquisitions**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 2, 2021**
> **File No. 333-252307**

Dear Mr. Chera:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2021

General

1. We note the indication of interest from the anchor investor and its purchase of founder shares from the sponsor. Please disclose the number and percentage of votes your sponsor and the anchor investor would be entitled to cast if you solicit proxies for a business combination. Compare that number and the related percentage to the total shares outstanding and the minimum number of shares required to constitute a quorum for a meeting held to approve your initial business combination.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Derek J. Dostal